WYNN RESORTS, LIMITED

3131 Las Vegas Boulevard South

Las Vegas, Nevada 89109

(702) 770-7000

February 27, 2015

CONFIDENTIAL: Via EDGAR Correspondence

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Wynn Resorts, Limited
SEC File No. 000-50028

Ladies and Gentlemen:

On behalf of Wynn Resorts, Limited, a Nevada corporation (the “Company”), pursuant to Rule 14a-6(d) of the Securities Exchange Act of 1934, as amended, please be advised that the Company filed with the Securities and Exchange Commission on February 27, 2015, the Company’s Preliminary Proxy Statement on Schedule 14A in connection with the Company’s annual meeting of stockholders to be held on April 24, 2015. The Preliminary Proxy Statement refers to a proposed amendment to the Company’s Articles of Incorporation (Proposal 3) and a potential solicitation in opposition (see page 5). Information regarding the number of shares outstanding on the record date and certain dates and page references will be completed when the definitive Proxy Statement is filed. The Company intends to file the definitive Proxy Statement with the Securities and Exchange Commission on or about March 9, 2015.

Please direct any questions or comments regarding this filing to the undersigned at (702) 770-2112 or by e-mail at kim.sinatra@wynnresorts.com, or to Ronald O. Mueller of Gibson, Dunn & Crutcher LLP at (202) 955-8671 or by e-mail at rmueller@gibsondunn.com.

Sincerely,

Wynn Resorts, Limited

/s/ Kim Sinatra
General Counsel and Secretary